October 24, 2019

Kimberly J. McWaters
President and Chief Executive Officer
Universal Technical Institute Inc.
16220 North Scottsdale Road, Suite 500
Scottsdale, Arizona 85254

       Re: Universal Technical Institute Inc.
           Registration Statement on Form S-3
           Filed October 18, 2019
           File No. 333-234253

Dear Ms. McWaters:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Anderegg, Staff Attorney at 202-551-3342 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services